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                                                              SEC FILE NUMBER
                                                                       1-7948
                                                                 CUSIP NUMBER


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  _  Form 10-K _  Form 20-F _ Form 11-K X  Form 10-Q _  Form N-SAR

     For Period Ended: April 30, 1999

     [ ] Transition  Report on Form 10-K

     [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [  ]   Transition   Report  on  Form  N-SAR  For  the   Transition   Period
Ended:_________________________________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

         HIRSCH INTERNATIONAL CORP.


Former Name if Applicable


         _________________________________


Address of Principal Executive Office (Street and Number)

         200 Wireless Blvd.
         Hauppauge, New York 11788
         City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     The filing of our 10-Q for the three months ended April 30, 1999 will be delayed due to the implementation of a new computer system for HAPL Leasing Co., Inc., the Company's leasing subsidiary, during the first quarter. The prior system was not Year 2000 Compliant and therefore needed to be replaced. The purchase and implementation of the new system has required a substantial amount of research, training of personnel, data entry, and programming. The Company anticipates filing the Form 10-Q on or before June 21, 1999.


PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Richard M. Richer          (516)                      436-7100
         (Name)                  (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s),

     X Yes      No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X Yes      No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues for the first quarter of fiscal 2000 will approximate between $25.0 and $26.0.million, as compared to $38.5 million reported in the first quarter of fiscal 1999. The Company cannot reasonably determine earnings for the first quarter of fiscal 2000 as HAPL Leasing's statement of operations cannot be completed until their new computer system is fully implemented, expected to be completed by the week ending Friday, June 18, 1999. The completion of this implementation is required to conclude financial reporting for the first quarter ended April 30, 1999. The Company reported net income of $1.3 million, or $.014 per diluted share in the first quarter of fiscal 1999. The weighted average number of shares outstanding, on a diluted basis, for the first quarter of fiscal 2000 was 9.4 million, as compared to 9.5 million for the first quarter of fiscal 1999.

                           HIRSCH INTERNATIONAL CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:    June 14, 1999                      By:  /s/Henry Arnberg
                                                  Henry Arnberg
                                                  Chief Executive Officer